Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14th March, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

The Company has been notified that contingent awards under the company’s two long-term incentive plans have vested as below. Where the number of shares sold to settle income tax and national or social insurance is zero, the individual elected to settle their liability by cash. The awards vested on 6 March 2006.

	Shares Vesting			Shares Sold to settle Tax and NIC	Shares Retained
	Performance Share Plan	Deferred Bonus Plan	Total

Directors
Nigel Dunlop	19,436	6,924	26,360	(10,808)	15,552
Neil England	see below	16,293	16,293	(6,681)	9,612
Stewart Hainsworth	see below	7,419	7,419	0	7,419
Nigel Northridge	46,647	31,104	77,751	(31,879)	45,872
Mark Rolfe	28,765	20,144	48,909	(20,054)	28,855

Persons Discharging Managerial Responsibility
Claire Jenkins	6,472	5,935	12,407	(5,088)	7,319
Barry Jenner	8,957	8,161	17,118	(7,020)	10,098
Tom Keevil	19,436	8,631	28,067	(11,508)	16,559
Jon Moxon	7,508	6,182	13,690	(5,614)	8,076
Eddy Pirard	7,508	1,793	9,301	(94)	9,207
Suhail Saad	8,336	6,528	14,864	0	14,864
Yann Tardif	8,025	0	8,025	(3,375)	4,650

Each of Messrs England and Hainsworth have elected, in accordance with the Performance Share Plan rules, to receive an option certificate allowing them to acquire the vested shares at any time within seven years from 6 March 2006. The number of shares under option are:

Neil England	25,267 shares
Stewart Hainsworth	8,077 shares

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 14, 2006	Title:	Head of Performance and Reward